Exhibit 99.1

FOR MORE INFORMATION:
AT INVESTOR RELATIONS INTL:
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com

FOR IMMEDIATE RELEASE
JUNE 11, 2007
LJ INTERNATIONAL NAMES FRANK
CHEUNG TO BOARD OF DIRECTORS
HONG KONG and LOS ANGELES—June 11, 2007 — LJ International, Inc. (LJI) (Nasdaq/GM: JADE), one of the fastest-growing jewelry companies in the world, and, through its ENZO brand, the largest foreign jewelry retailer in China, today announced that it has appointed Hong Kong-based executive Frank Chi Fai Cheung as an independent director, replacing Po Yee Elsa Yue, who resigned for personal reasons. Ms. Yue confirmed that she had no disagreement with the Board in relation to her resignation. The Board appointed Mr. Cheung and accepted the resignation of Ms. Yue with effect as of June 1, 2007.
Cheung, 44, has over 20 years of experience in accounting, finance and administration and has held senior positions in various multinational companies. He currently is chief financial officer and an executive director of Sun Innovations Holdings Ltd., a Hong Kong Stock Exchange-listed company engaged in property investment and in providing value-added media and entertainment products to mobile phone users. He holds an MBA from University of Technology, Sydney, Australia, and is an associate member of the Hong Kong Institute of Certified Public Accountants as well as fellow member of the Association of Chartered Certified Accountants. From 2001 to 2003, Cheung was a director of e-Lux (Hong Kong) Ltd., a subsidiary of e-Lux Corporation, in charge of value-added telecommunications in Hong Kong, Taiwan and the People’s Republic of China.

Yu Chuan Yih, LJI Chairman and CEO commented, “We are pleased to have someone of Mr. Cheung’s experience and accomplishments on the LJI Board. In his new capacity of outside director, Mr. Cheung will be particularly valued for his extensive knowledge of accounting and financial management. His expertise will be of great help to LJI as the Company continues its rapid retail expansion and deals with increasingly stringent accounting regulations in the U.S. and elsewhere.”
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International
LJ International Inc. (“LJI”) (NasdaqGM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO national jewelry chain stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
# # #